Exhibit 99.5

NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedar.com.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: August 7, 2014

BELL CANADA
By:	(signed) Thierry Chaumont
Name:	Thierry Chaumont
Title:	Senior Vice-President and Controller

Bell Canada

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)
For the periods ended June 30, 2014 and 2013
(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2013 and the unaudited consolidated interim financial report for the six months ended June 30, 2014.

For the periods ended June 30:

	BCE INC. (“CREDIT SUPPORTER”)(2)				BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)				SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)				CONSOLIDATING ADJUSTMENTS(4)				BCE CONSOLIDATED

	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six	Three	Three	Six	Six
	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months	months
Operating revenues	–	–	–	–	5,220	5,001	10,319	9,920	–	–	–	–	–	(1)	–	(1)	5,220	5,000	10,319	9,919
Net earnings from continuing operations attributable to owners	639	604	1,287	1,203	508	579	1,031	1,174	–	–	–	–	(508)	(579)	(1,031)	(1,174)	639	604	1,287	1,203
Net earnings attributable to owners	639	604	1,287	1,203	508	579	1,031	1,174	–	–	–	–	(508)	(579)	(1,031)	(1,174)	639	604	1,287	1,203

As at June 30, 2014 and December 31, 2013, respectively:

	BCE INC. (“CREDIT SUPPORTER”)(2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA(3)		CONSOLIDATING ADJUSTMENTS(4)		BCE CONSOLIDATED

	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Total Current Assets	13,215	1,357	4,763	5,076	53	53	(13,770)	(1,416)	4,261	5,070
Total Non-current Assets	2,828	14,522	34,450	33,795	21	21	3,663	(8,024)	40,962	40,314
Total Current Liabilities	1,181	604	20,082	8,701	–	–	(13,768)	(1,415)	7,495	7,890
Total Non-current Liabilities	274	264	21,054	20,326	–	–	649	654	21,977	21,244

(1)	The summary financial information is prepared in accordance with International Financial Reporting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4)	This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.